Filed pursuant to Rule 433

Registration Statement No. 333-137445

October 3, 2006

FREE WRITING PROSPECTUS

Dated October 3, 2006

This free writing prospectus relates only to the shares of common stock described below and should be read together with the preliminary prospectus dated September 25, 2006 and the registration statement relating to these shares of common stock.

We are increasing by 794,679 shares the number of shares of our common stock to be registered.

Common stock offered by Selling Stockholders	4,267,113 shares

Over-allotment option	640,066 shares

Price to public	$26.75 per share

Underwriting discounts and commissions	$1.3375 per share

Proceeds to Selling Stockholders	$108,438,009, net of underwriting discounts and commissions (assuming no exercise of the underwriters’ over-allotment option)

Underwriters	JPMorgan and Deutsche Bank Securities Raymond James ThinkEquity Partners LLC Craig-Hallum Capital Group LLC

The issuer has filed a registration statement (including a prospectus) dated September 19, 2006, as amended, with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC, for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the preliminary prospectus if you request it by calling toll-free at 800-503-4611.

PRINCIPAL AND SELLING STOCKHOLDERS

Oman International Development and Investment Co. has determined not to participate as a selling stockholder in this offering. The 784 shares that Oman was to sell in this offering, assuming no exercise of the underwriters’ over-allotment option, are now being sold in equal amounts by two of our officers, Robert R. Morrice and Brooks A. Robinson.

The following table supplements and amends the information set forth under the caption “Principal and Selling Stockholders” in the preliminary prospectus.

	Shares beneficially owned prior to this offering(1)		Shares to be sold in this offering	Shares beneficially owned after this offering without exercise of the over- allotment option(1)		Shares to be sold in the over- allotment	Shares beneficially owned after this offering if the over- allotment option is exercised in full(1)
	Number	Percent		Number	Percent		Number	Percent
Named executive officers and directors

Robert R. Morrice (4)	183,114	*	17,732	165,382	*	2,660	162,722	*
Brooks A. Robinson (8)	64,371	*	6,863	57,508	*	1,029	56,479	*
Douglas C. Grissom (13)	5,822,346	21.46%	1,289,767	4,532,579	16.60%	193,465	4,339,114	15.87%
James N. Perry, Jr. (15)	5,822,346	21.46%	1,289,767	4,532,579	16.60%	193,465	4,339,114	15.87%
All Directors and Executive Officers as a Group (17 persons)	8,757,387	30.48%	1,648,866	7,108,521	24.74%	247,329	6,861,192	23.88%

Beneficial owners of 5% or more

Madison Dearborn Partners III, L.P. (19)	5,822,346	21.46%	1,289,767	4,532,579	16.60%	193,465	4,339,114	15.87%
VantagePoint Venture Partners (20)	3,551,392	13.09%	782,609	2,768,783	10.14%	117,391	2,651,392	9.70%
Battery Ventures (21)	3,381,707	12.46%	980,205	2,401,502	8.80%	147,031	2,254,471	8.25%

Other selling stockholders

BVCF IV, L.P. (23)	1,246,264	4.59%	149,512	1,096,752	4.02%	22,427	1,074,325	3.93%
Liberty Mutual Insurance Company (24)	845,428	3.12%	245,051	600,377	2.20%	36,758	563,619	2.06%

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